SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

09 November 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 09 November 2012 re:  Director/PDMR Shareholding

9 November 2012

LLOYDS BANKING GROUP PLC (THE "COMPANY")

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN THE ORDINARY SHARES OF THE COMPANY OF 10 PENCE EACH ("SHARES")

On 8 November 2012, the Company was notified that on the same day, HSDL Nominees Limited sold on behalf of Matt Young 245,000 Shares at 43.95 pence per Share.

This announcement is made pursuant to Disclosure and Transparency Rule 3.1.4.  The transaction took place in the UK and the Shares are listed on the London Stock Exchange.

For further information:

Corporate Affairs
Sarah Swailes                                                                         +44 (0)20 7661 4639
Group Media Relations
Email: sarah.swailes@lloydsbanking.com

Investor Relations
Douglas Radcliffe                                                                  +44 (0)20 7356 1571
Head of Operations & Reporting
Email: douglas.radcliffe@ltsb-finance.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 09 November 2012